City of Wilmington
County of New Castle
Dated: November 26, 2002

ORGANIZATION ACTION IN WRITING OF INCORPORATOR

OF

THE SMALL BUSINESS COMPANY
(Organized November 26, 2002)

The following action is taken this day through this instrument by the incorporator of the above corporation:

1. The election of the following person[s] to serve as the director[s] of the corporation until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal:

DAVID S. LARSON
STUART SCHREIBER

Kimberly Fisher, Incorporator